

March 31, 2014

Via E-mail
Mr. A. John Sprovieri
President and CEO
Auscrete Corporation
504 East First Street
Rufus, OR 97050

>   **Re: Auscrete Corporation
>   Form 8-K Item 4.01
>   Filed September 25, 2013
>   Form 8-K/A Item 4.01
>   Filed February 5, 2014
>   Form 8-K/A Item 4.01
>   Filed March 31, 2014
>   File No. 1-35923**

Dear Mr. Sprovieri:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Jenn Do
>
>   Jenn Do
>   Staff Accountant